EXHIBIT 99.2

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S.$ in thousands)

	June 30,	December 31,
	2003	2002

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$27,528	$16,361
Accounts receivable, net of allowance for doubtful accounts of $3,993 (December 3 1,2002 - $4,688)	232,361	172,745
Inventories	368,422	351,400
Future tax assets	11,417	11,417
Other current assets	3,955	2,997

Total Current Assets	643,683	554,920
Property, Plant and Equipment	920,951	898,948
Goodwill	116,564	114,374
Deferred Financing Costs	15,508	2,514
Other Assets	3,925	645

TOTAL ASSETS	$1,700,631	$1,571,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	$214,866	$170,334
Accrued salaries, wages and employee benefits	22,892	43,932
Other current liabilities	41,414	30,072
Bank indebtedness	2,086	23,379
Current portion of long-term borrowings	11,669	83,942

Total Current Liabilities	292,927	351,659
Long-term Borrowings, Less Current Portion	583,841	411,833
Other Liabilities	103,269	99,341
Future Tax Liabilities	59,935	82,158
Minority Interest	—	33,312

TOTAL LIABILITIES	1,039,972	978,303
Shareholders’ Equity
Capital stock	547,601	513,400
Convertible debentures	92,232	79,134
Retained earnings (deficit)	(7,118)	1,329
Cumulative translation adjustment	27,944	(765)

TOTAL SHAREHOLDERS’ EQUITY	$660,659	$593,098

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,700,631	$1,571,401

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(U.S.$ in thousands, except earnings per share data)

	Three months ending June 30,

	2003	2002

	(unaudited)
NET SALES	$471,569	$245,116

OPERATING EXPENSES
Cost of sales	425,012	199,105
Selling and administrative	19,719	14,996
Depreciation	20,177	12,751
Other operating expense	1,839	135

	466,747	226,987

INCOME FROM OPERATIONS	4,822	18,129
OTHER EXPENSES
Interest, net	7,993	11,130
Foreign exchange (gain) loss	262	993
Amortization of deferred financing costs	3,204	294

	11,459	12,417

(LOSS) INCOME BEFORE INCOME TAXES	(6,637)	5,712
INCOME TAX EXPENSE (RECOVERY)	(5,008)	1,100

(LOSS) INCOME BEFORE MINORITY INTEREST	$(1,629)	$4,612
MINORITY INTEREST	—	(793)

NET (LOSS) INCOME	$(1,629)	$3,819

EARNINGS (LOSS) PER COMMON SHARE — BASIC	$(0.01)	$0.03
EARNINGS (LOSS) PER COMMON SHARE — DILUTED	$(0.01)	$0.03

	Six months ending June 30,

	2003	2002

	(unaudited)
NET SALES	$915,947	$463,099

OPERATING EXPENSES
Cost of sales	836,863	376,779
Selling and administrative	38,139	29,817
Depreciation	39,918	25,721
Other operating expense	58	915

	914,978	433,232

INCOME FROM OPERATIONS	969	29,867
OTHER EXPENSES
Interest, net	15,429	21,957
Foreign exchange (gain) loss	(571)	942
Amortization of deferred financing costs	3,578	585

	18,436	23,484

(LOSS) INCOME BEFORE INCOME TAXES	(17,467)	6,383
INCOME TAX EXPENSE (RECOVERY)	(10,669)	215

(LOSS) INCOME BEFORE MINORITY INTEREST	$(6,798)	$6,168
MINORITY INTEREST	217	(1,074)

NET (LOSS) INCOME	$(6,581)	$5,094

EARNINGS (LOSS) PER COMMON SHARE — BASIC	$(0.03)	$0.04
EARNINGS (LOSS) PER COMMON SHARE — DILUTED	$(0.04)	$0.04

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S.$ in thousands, except share data) (unaudited)

				Retained	Cumulative
	Number of	Capital	Convertible	Earnings	Translation
	Shares	Stock	Debentures	(Deficit)	Adjustment	Total

Balance — December 31, 2001	133,388,400	$58,364	$—	$(7,622)	$(944)	$49,798
Net income				5,094		5,094
Subsidiary stock activity		(138)				(138)
Foreign exchange					(2,087)	(2,087)

Balance — June 30, 2002	133,388,400	$58,226	$—	$(2,528)	$(3,031)	$52,667

Balance — December 31, 2002	184,892,360	$513,400	$79,134	$1,329	$(765)	$593,098
Net loss		—	—	(6,581)	—	(6,581)
Acquisition of minority shares	13,198,501	34,201	—	—	—	34,201
Foreign exchange		—	13,098	—	28,709	41,807
Interest on convertible debentures		—	—	(1,866)	—	(1,866)

Balance — June 30, 2003	198,090,861	$547,601	$92,232	$(7,118)	$27,944	$660,659

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

	Three months ended June 30,

	2003	2002

	(unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(1,629)	$3,819
Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation	20,176	12,751
Amortization	3,204	294
Deferred income taxes	(6,129)	(2,157)
(Gain) Loss on disposition of property, plant and equipment	(190)	276
Unrealized foreign exchange on related party loans	3,867	4,075
Accrued interest on related party loans	(1,450)	(632)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	2,937	(12,369)
Inventories	(9,240)	6,571
Other assets	(3,344)	(303)
Liabilities	(14,666)	13,669

NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES	(6,464)	25,994
INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,154)	(7,592)
Assets acquisition	—	(8,356)
Proceeds from dispositions	5	49

NET CASH USED IN INVESTING ACTIVITIES	(13,149)	(15,899)
FINANCING ACTIVITIES
Proceeds from issuance of new debt	542,357	—
(Payment) Borrowing of short-term and long-term borrowings, net	(502,026)	(7,323)
Additions to deferred financing costs	(13,378)	—
Foreign exchange loss	319	(104)
Changes in minority interest	—	773
Subsidiary stock activity	(763)	(2)

NET CASH PROVIDED BY FINANCING ACTIVITIES	26,509	(6,656)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,896	3,439
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,632	4,155

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$27,528	$7,594

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

	Six months ended June 30,

	2003	2002

	(unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(6,581)	$5,094
Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation	39,918	25,721
Amortization	3,578	585
Deferred income taxes	(11,729)	(2,221)
(Gain) Loss on disposition of property, plant and equipment	(93)	435
Unrealized foreign exchange on related party loans	7,241	4,044
Accrued interest on related party loans	(2,884)	(1,351)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(63,501)	(37,193)
Inventories	1,845	6,828
Other assets	(7,693)	(89)
Liabilities	26,672	16,625

NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES	(13,227)	18,478
INVESTING ACTIVITIES
Additions to property, plant and equipment	(24,222)	(17,644)
Assets acquisition	—	(8,356)
Proceeds from dispositions	77	119

NET CASH USED IN INVESTING ACTIVITIES	(24,145)	(25,881)
FINANCING ACTIVITIES
Proceeds from issuance of new debt	542,357	—
(Payment) Borrowing of short-term and long-term borrowings, net	(479,378)	8,876
Additions to deferred financing costs	(13,419)	—
Foreign exchange loss	(40)	—
Changes in minority interest	(218)	1,074
Subsidiary stock activity	(763)	(40)

NET CASH PROVIDED BY FINANCING ACTIVITIES	48,539	9,910

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,167	2,507
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,361	5,087

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$27,528	$7,594

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION

      The consolidated financial statements include the results and accounts of companies controlled by Gerdau Ameristeel Corporation, a Canadian corporation, whose majority shareholder is Gerdau S.A., a Brazilian Company. Gerdau Ameristeel’s financial statements are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

      The 2002 consolidated financial statements include the accounts of “Gerdau North American Group” consisting of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (“GUSA”). All significant intercompany transactions and accounts have been eliminated in consolidation.

      On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. (“Co-Steel”), a Canadian public company. This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares The transaction was accounted for using the reverse-take-over method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group’s historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel’s name was changed to Gerdau Ameristeel Corporation (the “Company” or “Gerdau Ameristeel”). As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

      On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to 1. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau Ameristeel.

      The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles. However all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normally recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report and have been prepared using the same accounting policies as described in Note 2 of the latest annual report. The results of the three and six month periods ended June 30, 2003 and 2002 are not necessarily indicative of the results to be expected for future periods. The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers.

NOTE 2 — INVENTORIES

Inventories consist of the following ($000s):

	At June 30,	At December 31,
	2003	2002

	(unaudited)
Ferrous and non-ferrous scrap	$39,887	$40,983
Work in-process	40,787	33,701
Finished goods	206,756	195,893
Raw materials (excluding scrap) and operating supplies	80,992	80,823

	$368,422	$351,400

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of the following ($000s):

		At June 30, 2003
		(unaudited)

		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$73,275	$2,936	$70,339
Buildings and improvements	128,864	27,129	101,735
Machinery and equipment	988,292	273,704	714,588
Construction in progress	28,067		28,067
Property, plant and equipment held for sale	6,222	—	6,222

	$1,224,720	$303,769	$920,951

NOTE 4 — STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option’s vesting periods and includes option granted subsequent to January 1, 2002 and excludes options issued prior to January 1, 2002. The following assumptions were used:

Expected dividend yield	0%
Expected share price volatility	25%
Risk-free rate of return	4%
Expected period until exercise	5 years

(Amounts in $000 except per share data)

	For the Three Months Ended		For the Six Months Ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(unaudited)		(unaudited)

Net (loss) income, as reported	$(1,629)	$3,819	$(6,581)	$5,094
Pro forma stock-based
Compensation cost	25	25	50	50
Pro forma, net income	$(1,654)	$3,794	$(6,631)	$5,044
Earnings per share
Basic, as reported	$(.01)	$.03	$(.03)	$.04
Basic, pro forma	(.01)	.03	(.03)	.04
Diluted, as reported	(.01)	.03	(.04)	.04
Diluted, pro forma	$(.01)	$.03	$(.03)	$.04

NOTE 5 — JOINT VENTURES

      The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and SSS/MRM Guide Rail are 50% joint ventures. The results for Gallatin Steel are presented from the date of acquisition, October 23, 2002, therefore the results for the three months and six months ending June 30, 2002 exclude Gallatin Steel. The Company’s interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company’s proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in the consolidated financial statements. The Company’s interest in the joint ventures is as follows ($000s):

	At June 30,	At December 31,
Balance Sheet	2003	2002

	(unaudited)
Current assets	$46,495	$45,234
Property, plant and equipment	109,142	107,421
Current liabilities	21,344	26,505
Long-term debt	40,682	3,415

Statement of Earnings	Three Months ended June 30,

	2003	2002

	(unaudited)
Sales	$56,493	$3,192
Operating earnings	5,867	298
Earnings before income taxes	(2,349)	296

	Six Months ended June 30,

	2003	2002

	(unaudited)
Sales	$110,372	$6,603
Operating earnings	9,871	799
Earnings before income taxes	1,538	795

Changes in Cash Flows	Three Months ended June 30,

	2003	2002

	(unaudited)
Cash provided by (used in)
Operating activities	$(1,268)	$701
Investing activities	(1,177)	(34)
Financing activities	1,864	(623)

Proportionate share of increase in cash	$581	$44

	Six Months ended June 30,

	2003	2002

	(unaudited)
Cash provided by (used in)
Operating activities	$806	$891
Investing activities	(2,972)	(25)
Financing activities	(228)	(1,665)

Proportionate share of decrease in cash	$(2,394)	$(799)

NOTE 6 — LONG-TERM DEBT

      At June 30, 2003, Gerdau Ameristeel debt includes the following ($000s):

Senior Notes, 10-3/8% due 2011, net of original issue discount	$396,904
Senior Secured Revolving Credit Facility	153,053
Industrial Revenue Bonds	36,795
AmeriSteel Bright Bar term loan	3,339
Gallatin Joint Venture Debt	5,380
Other	39

595,510
Less current portion	(11,669)

$583,841

      At December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and includes the following ($000s):

Gerdau Canada Group:
Bank indebtedness	$17,243
U.S. Dollar Floating Rate Term Loan	61,743
Canadian dollar revolving loan (Cdn$35.0 million)	22,157
Other	1,444
GUSA:
AmeriSteel Revolving Credit Agreement	100,800
AmeriSteel Term Loan	68,750
Industrial Revenue Bonds	36,795
AmeriSteel Bright Bar	3,522
Other	809
Co-Steel Group:
Bank Indebtedness	6,136
Canadian dollar revolving loan (Cdn$48.3 million)	30,577
U.S. Dollar Fixed Rate Reducing Term Loan	96,784
Fair value of early payment penalty of fixed rate reducing term loans	9,065
U.S. dollar revolving loan	59,768
Other	3,561

519,154
Less current portion	(107,321)

$411,833

      On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10-3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company’s parent, Gerdau S.A. The notes mature in 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Revolving Credit Facility, with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At June 30, approximately $98.3 million was available under the Revolving Credit Facility.

      Gerdau Ameristeel US Inc. issued industrial revenue bonds (“IRBs”) in prior years to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs.

      The AmeriSteel Bright Bar Term Loan represents a bank loan of Gerdau Ameristeel US Inc.’s majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year. Gerdau AmeriSteel US Inc. is a guarantor of the loan.

      Gallatin Joint Venture Debt represents the Company’s proportionate 50% share of the joint venture’s outstanding debt, including borrowings under its $40 million credit facility and capital leases.

      Other debt includes equipment loans and capital leases at various subsidiaries.

      In order to reduce its exposure to interest-rate fluctuations, the Company had entered into four interest-rate swap agreements. The interest-rate swaps have a notional value of $69 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at June 30, 2003, was approximately $6.2 million.

NOTE 7 — ACQUISITION

On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies’ cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau AmeriSteel’s ownership on July 2, 2002.

NOTE 8 — SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills and (b) Downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily cash, assets held for sale, some property, plant and equipment, deferred income taxes and deferred financing costs. Operational results and other financial data for the two business segments for the three and six months ended June 30, 2003 and 2002, are presented below ($000s):

	Three Months Ending		Six Months Ending

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 3002

	(unaudited)		(unaudited)
Revenue from external customers:
Steel mills	$388,498	$171,431	$767,121	$325,006
Downstream products	83,071	73,685	148,826	138,093

Total	$471,569	$245,116	$915,947	$463,099
Inter-company sales:
Steel mills	$81,479	$46,657	$156,588	$80,846
Downstream products	—	—	—	—
Corp/eliminations/other	(81,479)	(46,657)	(156,588)	(80,846)

Total	$—	$—	$—	$—
Total sales:
Steel mills	$469,977	$218,088	$923,709	$405,852
Downstream products	83,071	73,685	148,826	138,093
Corp/eliminations/other	(81,479)	(46,657)	(156,588)	(80,846)

Total	$471,569	$245,116	$915,947	$463,099
Income (loss) from operations:
Steel mills	$(1,029)	$18,661	$1,241	$32,138
Downstream products	3,065	6,404	3,373	8,438
Corp/eliminations/other	2,786	(6,936)	(3,645)	(10,709)

Total	$4,822	$18,129	$969	$29,867

	June 30, 2003	Dec. 31, 2002

Segment assets:
Steel mills	$1,568,520	$1,424,363
Downstream products	125,121	122,425
Corp/eliminations/other	6,990	24,613

Total	$1,700,631	$1,571,401

	United States	Canada	Total

June 30, 2003
Revenue from external customers	$743,764	$172,183	$915,947
Long-lived assets	654,098	266,853	920,951
June 30, 2002
Revenue from external customers	$389,003	$74,096	$463,099
Long-lived assets	392,283	140,848	533,131

NOTE 9 — OTHER OPERATING EXPENSE

Other operating expense for the six months ended June 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel’s Mayer Parry Recycling unit in England, asset write-downs of $.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the six months ended June 30, 2002 was $0.9 million relating to the closing of certain of the Company’s fabricating plants.